Exhibit 99.1

Americas Silver Corporation to Attend September Investor Conferences

TORONTO--(BUSINESS WIRE)--September 4, 2018--Americas Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas Silver” or the “Company”) is pleased to announce Darren Blasutti, President & CEO, will be participating at the following investor conferences:

  20th Annual Rodman & Renshaw Global Investment Conference, sponsored by H.C. Wainwright & Co., LLC to be held on September 4-6th, 2018 at The St. Regis Hotel New York, New York. Presenting on Wednesday September 5, 2018 at 9:10am - Iridium I (Lower Level).
  The Precious Metals Summit Colorado to be held on September 20-22nd, 2018 at Park Hyatt Beaver Creek in Beaver Creek, Colorado. Presenting on Friday September 21, 2018 at 9:45-10:00am - Room 1 Gore Range Hall.
  The Denver Gold Group – Denver Gold Forum to be held on September 23-26th, 2018 at The Broadmoor Hotel in Colorado Springs, Colorado. Presenting on Monday September 24, 2018 at 5:00pm - Broadmoor Hall B.

The corporate presentation and fact sheet will be available on the Company’s website at www.americassilvercorp.com.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Mine Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO